

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2020

Gabriel J. Mosey
Interim Chief Financial Officer
Liberated Syndication Inc.
5001 Baum Blvd, Suite 770
Pittsburgh, PA 15213

> **Re: Liberated Syndication Inc.**
> **Form 8-K filed May 4, 2020**
> **File No. 000-55779**

Dear Mr. Mosey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 4, 2020

General

1. You disclose that as result of an error, your financial statements as of and for the year ended, December 31, 2018 should no longer be relied upon. Please explain to us how you considered the impact of such error on each of the quarterly periods in fiscal 2018 and 2019. To the extent that the error materially impacted any of these periods, revise to also disclose the quarterly periods that should no longer be relied upon, and tell us how you intend to correct the previously issued financial statements for such periods.

2. In your Form 10-K/A, you indicate management has concluded that both your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2018. In light of the restatement to your December 31, 2018 financial statements, please explain to us how you reached these conclusions. In your response, tell us the reason for the ineffective disclosure controls and procedures in each of the quarters during fiscal 2019.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding our comments. Please contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology